Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, May 21, 2010
Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2010

Approval of all resolutions proposed by the Board of Directors
Dividend of €2.28/share
The Annual Shareholders’ Meeting of Total was held on May 21, 2010 under the chairmanship of Thierry Desmarest.
The shareholders adopted all the resolutions approved by the Board of Directors including:
•	Approval of the accounts for financial year 2009 and the distribution of a cash dividend for 2009 of €2.28 per share, stable compared to the previous year. Taking into account the interim dividend of €1.14 per share paid on November 18, 2009, the remaining balance of €1.14 per share will be paid on June 1, 2010.

•	Renewal as Directors for three-year terms of MM. Thierry Desmarest and Thierry de Rudder.

•	Appointment of Mr. Gunnar Brock as Director for a three-year term.

•	Appointment of Mr. Claude Clément as Director representing the employee shareholders.

•	Renewal of the terms of the statutory auditors and appointment of new alternative auditors.

•	Various financial authorizations conferred to the Board of Directors.
The full results of the votes will be available on Total’s website www.total.com in the coming days.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Shareholders’ Meeting was also an opportunity for the Chairman of the Board, Thierry Desmarest, and the Chief Executive Officer, Christophe de Margerie, to report to the shareholders on the Group’s 2009 performance and outlook.
Thierry Desmarest discussed the main accomplishments of the Board and its Committees, pointing out that discipline and a long-term outlook are the guiding principles both for strategy and development of activities as well as for governance.
Regarding trends in corporate governance, Thierry Desmarest reiterated the importance that Total places on maintaining diverse skill sets and a high number of independent directors on the Board of Directors. Pursuant to what he had announced at the 2009 Shareholders’ Meeting and to his decision not to remain Chairman beyond 2010, he confirmed the planned reinstatement of the combined Chairman-Chief Executive Officer role.
Thierry Desmarest detailed the compensation mechanisms and performance criteria for the Chairman and the Chief Executive Officer, as well as the policy for stock options and restricted shares granted to Group employees. The Chairman reiterated that Total’s objective is to reward individual performance while bringing management and employee interests in line with those of the shareholders.
Additionally, to strengthen the employees’ commitment to the Group and for them to benefit from the Group’s performance, Total decided to grant rights to 25 restricted shares this year to all its employees, close to 100,000 employees worldwide.
The Chairman concluded by thanking all shareholders for the trust they have demonstrated since 1995 and assured them that within the Board, alongside Christophe de Margerie, he would continue to work on pursuing the development of the Group’s activities.
Christophe de Margerie then presented the strategy and outlook for the Group. Commenting on the results, he noted the adjusted net income for 2009 was €7.8 billion, down 44% compared to 2008, and that of the first quarter of 2010 was €2.3 billion, up 9% compared to the first quarter of 2009.
Christophe de Margerie reviewed the oil industry environment and highlighted the necessary adaptations for the Group, particularly in European downstream. He also presented the many actions undertaken and successes achieved by the Group since the start of 2010, illustrated by the launch of new projects and access to new resources.
The 2010 investment budget remains at a high level, comparable to the level achieved in 2009 at approximately €13 billion1 ($18 billion). 80% of the 2010 investment budget has been allocated to Upstream.

[1]	Including net investments in non-consolidated companies and equity affiliates, excluding acquisitions and divestments, and based on €1 = $1.40 for 2010.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
In all its business segments, the Group continues to give priority to safety and the environment and is dedicating the resources both in terms of investment and in terms of training and organization so that its performance in these domains continues to improve.
Christophe de Margerie highlighted Total’s objective to stand out through its operational expertise and the quality of its Upstream projects as well as by the strength of its integrated model through its positions in the Downstream and Chemicals segments. He also reiterated the Group’s commitment to social and environmental responsibility, which is at the core of the projects developed by Total.
Christophe de Margerie concluded by paying tribute to Thierry Desmarest and to all his endeavors: “Over the past fifteen years, Thierry Desmarest led the Group with a clear-sighted and exceptional determination in the implementation of a strategy that places Total amongst the largest companies in the world today. It is an honor for me and a great responsibility to follow him.”
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com